1.	NAME OF REPORTING PERSON

	Michael W. Cook Asset Management, Inc.
	d/b/a  Cook Mayer Taylor
	62-1378280

2.	Check the appropriate box if a member of a group
	a.
	b.  X

3.	SEC Use Only


4.	Citizenship or place of organization
	Tennessee

5.	Sole voting power
	438,250


6.	Share voting power
	N/A


7.	Sole dispositive power
	438,250


8.	Share dispositive power
	N/A


9.	Aggregate amount beneficially owned by each reporting person
	438,250


10.	Check box if the aggregate amount in row (9) excludes certain shares
	N/A


11.	Percent of class represented by amount in Row 9
	4.8%


12.	Type of reporting person
	IA


GENERAL INSTRUCTIONS

Item 1
Name of Issuer - Newport Corportation
Address of Issuer's Principal Executive Offices -
     1791 Deere Ave., Irvine, CA  92714


Item 2.
Name of Person Filing:
	Michael W. Cook Asset Management, Inc.
Address:
	d/b/a Cook Mayer Taylor
	1613 Winchester Rd., Suite 210
	Memphis, TN  38116

Citizenship
	TN

Title of Class of Securities
	Class A Common Stock

CUSIP Number
	049156102


Item 3:

X	Investment advisor registered under section 203 of the Investment
      Advisers Act of1940


Item 4:
Ownership:
	Amount beneficially owned - 622,906
	Pecent of Class	- 14.6

Number of Shares as to which such person has:
	i.	Sole power to voite or to direct the vote - 622,906
	ii.	shared power to voite or to direct the vote - N/A
	iii.	sole power to dispose or to direct the disposition of - 622,906
	iv.	shared power to dispose or to direct the disposition of-  N/A

Item 5:
Ownership of Five Percent or Less of a Class - N/A

Item 6 - Ownership of More than five percent on behalf of another person - N/A

Item 7: -  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company. - N/A

Item 8 - Identification and classification of Members of the Group - N/A

Item 9 - Notice of Dissolution of Group - N/A

Item 10 Certification:

		John McFadden, Vice President - 02-12-99


SCHEDULE 13G
NEWPORT CORPORATION-COMMON STOCK
CUSIP:  651824104
AMENDMENT NO.   3